BC FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER PART 7 OF NATIONAL INSTRUMENT 51-102

Item 1	Name and Address of Company

Rainchief Energy Inc.

4th Floor – 888 Fort Street

Victoria, British Columbia

Canada V8H-4L8

Item 2	Date of Material Change March 19, 2010

Item 3	News Release

News Release dated March 19, 2010 disseminated under section 7.0 of National Instrument 51-102.

Item 4	Summary of Material Change

The capital of Rainchief Energy Inc. has been consolidated on a ratio of one new share for each ten issued and outstanding common shares. The corporate action will take effect at the open of business 3/22/10, the new symbol on this date will be RCFFD. Please note that the “D” will be removed 20 business days from tomorrow.

Item 5	Full Description of Material Change

See attached News Release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

The Company is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

There is no omitted information

Item 8	Executive Officer

Brad Moynes, a Director of the Company, is knowledgeable about the material change and this report. He can be contacted by email at brad@rainchief.com

Item 9	Dated at Vancouver, British Columbia, March 19, 2010

“Brad Moynes”

___________________________________
Brad Moynes, President & CEO

RAINCHIEF ENERGY INC.
(the “Company”)
4TH Floor – 888 Fort Street
Victoria, British Columbia
V8W-1H8

Trading Symbol: RCFEF	March 19, 2010

RAINCHIEF ENERGY COMPLETES REVERSE SPLIT

Rainchief Energy Inc. (“Rainchief” or the “Company”) (RCFEF.OTC.BB) announces that its share capital has been consolidated on a ratio of one new share for each ten issued and outstanding common shares. The corporate action will take effect at the open of business 3/22/10, the new symbol on this date will be RCFFD. Please note that the “D” will be removed 20 business days from tomorrow.

Rainchief Energy Inc.

Rainchief Energy Inc. is an oil and gas exploration company focused on the acquisition of undervalued oil and gas assets worldwide.

ON BEHALF OF THE BOARD OF DIRECTORS

“Brad Moynes”

______________________________________
Brad Moynes, President and CEO